                                              Filed pursuant to Rule 424(b)(3)
                                              under the Securities Act of 1933.
                                              Registration No. 33-61909



     INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THAT A FINAL PROSPECTUS SUPPLEMENT IS DELIVERED. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS SUPPLEMENT (Subject to Completion, Issued September 20, 1995)

(To Prospectus dated September 8, 1995)

                                  $100,000,000

                              Hubbell Incorporated
                                 % NOTES DUE 2005
                            ------------------------
                     Interest payable April 1 and October 1

                            ------------------------
THE NOTES WILL NOT BE REDEEMABLE PRIOR TO MATURITY AND WILL NOT BE SUBJECT TO ANY SINKING FUND. THE NOTES WILL BE REPRESENTED BY A REGISTERED GLOBAL
     SECURITY REGISTERED IN THE NAME OF THE DEPOSITORY TRUST COMPANY (THE "DEPOSITARY") OR ITS NOMINEE. BENEFICIAL INTERESTS IN THE
        REGISTERED GLOBAL SECURITY WILL BE SHOWN ON, AND TRANSFERS
        THEREOF WILL BE EFFECTED THROUGH, RECORDS MAINTAINED BY THE
            DEPOSITARY OR ITS PARTICIPANTS. EXCEPT AS DESCRIBED
                HEREIN, NOTES IN DEFINITIVE FORM WILL NOT BE
                ISSUED. SEE "DESCRIPTION OF THE NOTES."

                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------
                       PRICE       % AND ACCRUED INTEREST
                            ------------------------

                                                         UNDERWRITING
                                    PRICE TO             DISCOUNTS AND           PROCEEDS TO
                                    PUBLIC(1)           COMMISSIONS(2)          COMPANY(1)(3)
                              ---------------------  ---------------------  ---------------------
Per Note....................                 %                      %                      %
Total.......................     $                      $                      $

------------

    (1) Plus accrued interest from October 1, 1995.

    (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    (3) Before deducting expenses payable by the Company estimated at $        .

                            ------------------------
     The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the
Notes will be made on or about October   , 1995 through the book-entry
facilities of the Depositary against payment therefor in immediately available funds.
                            ------------------------
MORGAN STANLEY & CO.
   Incorporated
                           LEHMAN BROTHERS
                                                     J.P. MORGAN SECURITIES INC.

September   , 1995

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY NOTES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                              TABLE OF CONTENTS

                            PROSPECTUS SUPPLEMENT

                                                                                        PAGE
                                                                                        -----
The Company...........................................................................  S-3
Use of Proceeds.......................................................................  S-3
Business..............................................................................  S-3
Capitalization........................................................................  S-8
Selected Financial Data...............................................................  S-9
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................  S-10
Description of the Notes..............................................................  S-14
Underwriters..........................................................................  S-15
Legal Matters.........................................................................  S-15

                                  PROSPECTUS

Available Information.................................................................  2
Incorporation of Certain Information by Reference.....................................  2
The Company...........................................................................  3
Ratios of Earnings to Fixed Charges...................................................  3
Use of Proceeds.......................................................................  3
Description of the Senior Debt Securities.............................................  3
Plan of Distribution..................................................................  18
Legal Matters.........................................................................  19
Experts...............................................................................  20

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

     Hubbell Incorporated (herein referred to as "Hubbell", the "Company" or the "registrant", which references shall include its divisions and subsidiaries as the context may require) was founded as a proprietorship in 1888, and was incorporated in Connecticut in 1905. For over a century, Hubbell has manufactured and sold high quality electrical and electronic products for a broad range of commercial, industrial, telecommunications, and utility applications. Since 1961, Hubbell has expanded its operations into other areas of the electrical industry and related fields. Hubbell products are now manufactured or assembled by nineteen divisions and subsidiaries at twenty-eight locations in the United States, Canada, Puerto Rico, Mexico, United Kingdom and Singapore. Hubbell also participates in joint ventures with partners in Germany and Taiwan, and maintains sales offices in Malaysia, Germany, Hong Kong, South Korea, and the Middle East.

     Hubbell is primarily engaged in the engineering, manufacture and sale of electrical and electronic products. These products can be divided into three general segments: products primarily used in low-voltage applications, products primarily used in high-voltage applications and products that either are not directly related to the electrical business, or, if related, cannot be clearly classified on a voltage application basis. Hubbell defines "low-voltage" as being 600 volts and less and "high voltage" as greater than 600 volts.

     On January 19, 1994, in reporting its fourth quarter -- 1993, and full year -- 1993, results, Hubbell announced implementation of a restructuring program which includes the consolidation of all or a portion of ten manufacturing facilities, a reduction in labor force of approximately 6%, the reorganization of certain operation's management and structure, and a realignment of warehousing and product distribution capabilities.

     In April, 1994, Hubbell acquired the stock of A.B. Chance Industries, Inc. ("Chance"). Chance, with facilities in Centralia, Missouri; Scarborough, Canada; and Bristol, England, manufactures products used in the electrical transmission, distribution and telecommunications industries, including electrical apparatus (overhead and underground distribution switches, fuses, contacts, and sectionalizers); anchors; hardware; polymer insulators; and hot-line tools and other safety equipment.

                                USE OF PROCEEDS

     The net proceeds received by the Company from the sale of the Notes, estimated at $99.0 million, will be used to repay outstanding commercial paper of various maturities with a weighted average interest rate of 5.77%. As of June 30, 1995, the Company had approximately $121.3 million of outstanding commercial paper borrowings. See "Underwriters."

                                    BUSINESS

PRODUCTS USED IN LOW-VOLTAGE APPLICATIONS

     ELECTRICAL WIRING DEVICES. The Wiring Device Division of Hubbell specializes in the manufacture and sale of highly durable and reliable wiring devices which are supplied principally to industrial and commercial customers. These products, comprising several thousand catalog items, include plugs, receptacles (including surge suppressor units), wall outlets, connectors, adapters, floor boxes and switches (including passive infrared motion sensing switches).

     The Wiring Device Division's pin-and-sleeve devices built to IEC (International Electrical Code) standards have incorporated improved water and dust-tight construction and impact resistance. Switch and receptacle wall plates produced by Hubbell Plastics, Inc., are distributed through the Wiring Device Division, feature proprietary thermoplastic materials offering high impact resistance and durability, and are available in a variety of colors. Delivery systems, including the system PDC (under carpet cable systems for power, data and communications distribution), provide efficiency and flexibility in both initial installation and remodeling application.

     Hubbell also manufactures wiring devices for use in certain environments requiring specialized products, such as multi-pin connectors and cable assemblies for connection of sensors in processing lines. The Wiring Device Division also sells ground fault circuit interrupter units for commercial and industrial applications. Some of these units contain a number of outlets to which electrically-powered equipment may be simultaneously connected for ground fault protection. Ground fault units interrupt the circuit to which they are connected when a fault to ground is detected to protect the user from potentially lethal shock.

     Bryant Electric, Inc. manufactures and sells electrical wiring devices, including plugs, connectors, receptacles, switches (including motion sensing switches), lampholders, control switches, pendants, weatherproof enclosures, and wall plates, to a separate market segment of industrial and commercial customers, utilizing its own sales and marketing organization.

     Hubbell maintains operations in the United Kingdom, Singapore, Canada and Mexico which sell a variety of wiring device products similar to those produced in the United States. Most of the wiring device products sold by these operations are manufactured in the United States and Puerto Rico.

     LIGHTING FIXTURES. Hubbell Lighting, Inc. manufactures and sells lighting fixtures and accessories for both indoor and outdoor applications in the United States, Canada, Mexico, United Kingdom, Singapore and elsewhere internationally. Hubbell Lighting has three basic classifications of products; specifically, Outdoor, Industrial and Commercial. The Outdoor products include floodlights, landscape lights, roadway lights and poles, which are used to illuminate athletic and recreational fields, service stations, outdoor display signs, parking lots, roadways and streets, security areas, shopping centers and similar areas. In addition, a line of decorative outdoor fixtures is sold for use in residences, parking lots, gardens and walkways. The Industrial products include fixtures used to illuminate factories, work spaces, and similar areas, including specialty requirements such as paint rooms, clean rooms and warehouses. The Commercial products include fluorescent, emergency and exit, and recessed and track fixtures which are used for offices, schools, hospitals, retail stores, and similar applications. The fixtures use high-intensity discharge lamps, such as mercury-vapor, high-pressure sodium-vapor, and metal-halide lamps, as well as quartz, fluorescent and incandescent lamps, all of which are purchased from other sources. Hubbell Lighting also manufactures a broad range of track and down lighting fixtures and accessories sold under the Marco trademark. These products supplemented existing track and down lighting product lines developed internally by Hubbell Lighting. Hubbell Lighting also has a line of Life Safety products, fixtures and related components which are used in specialized safety applications.

     INDUSTRIAL CONTROLS. Hubbell Industrial Controls, Inc. manufactures and sells a variety of heavy-duty electrical and radio control products which have broad application in the control of industrial equipment and processes. These products range from standard and specialized industrial control components to combinations of components that control entire industrial manufacturing processes. Standard products include motor speed controls, pendant-type push-button stations, power and grounding resistors and overhead crane controls. Hubbell Industrial Controls, Inc. also manufactures and sells a line of transfer switches used to direct electrical supply from alternate sources and a line of fire pump control products used in fire control systems.

     Industrial controls are also manufactured and sold in the United Kingdom by Hubbell, Ltd. Products sold by this subsidiary are used in motor control applications and include fuse switches, contactors and solid state timers.

     SPECIAL APPLICATION PRODUCTS. In addition to its other products, Killark Electric Manufacturing Company manufactures and sells weather proof and hazardous location products suitable for standard, explosion proof and other hostile area applications. These products consist of fittings, enclosures, lighting fixtures, distribution equipment, motor controls, plugs and receptacles.

     Hazardous locations are those areas where a potential for explosion and fire exists due to the presence of flammable gasses, vapors, dust or easily ignitable fibers and include such places as refineries, petro-chemical plants, grain elevators and processing areas.

     SALES AND DISTRIBUTION OF LOW-VOLTAGE PRODUCTS. A majority of Hubbell's low-voltage products are stock items and are sold through distributors, home centers and lighting showrooms. A portion of these products, primarily industrial controls, are sold directly to the customer. Special application products are sold primarily through wholesale distributors to contractors, industrial customers and original equipment manufacturers.

     Hubbell maintains a sales organization to assist potential users with the application of certain products to their specific requirements. Hubbell also maintains regional offices in the United States which work with architects, engineers, industrial designers, original equipment manufacturers and electrical contractors for the design of electrical systems to meet the specific requirements of industrial and commercial users.

     Hubbell is also represented by sales representatives for its lighting fixtures, and industrial controls product lines, as well as products of the Wiring Device Division.

PRODUCTS USED IN HIGH-VOLTAGE APPLICATIONS

     INSULATED WIRE AND CABLE. The Kerite Company manufactures and sells premium quality, high performance, insulated electric power cable for application in critical circuits of electric utilities and major industrials. This product line utilizes proprietary insulation systems and unique designs to meet the increasingly demanding specifications of its customers. Applications include generating plants, underground and submarine transmission and distribution systems, and petrochemical and pharmaceutical plants and mines. Kerite produces specially-designed cable for supplying power to submersible pumps in oil wells. This cable is designed to offer increased service life in the extreme temperature and corrosive conditions encountered in these adverse environments. The Kerite Company also manufactures accessories for splicing and terminating cable ends.

     ELECTRICAL TRANSMISSION AND DISTRIBUTION PRODUCTS. The Ohio Brass Company manufactures a complete line of polymer insulators, and high-voltage surge arresters used in the construction of electrical transmission and distribution lines and substations. The Ohio Brass Company's primary focus in this product area is its Hi*LiteXL and Veri*Lite polymer insulator line and its DynaVar and Protecta*Lite surge arrester lines. Electrical transmission products, primarily suspension insulators, are used in the expansion and upgrading of electrical transmission capability.

     Acquired in April, 1994, Chance manufactures and sells products used in the electrical transmission, distribution and telecommunications industries, including overhead and underground electrical apparatus such as (a) distribution switches (to control and route the flow of power through electrical lines); (b) cutouts, sectionalizers, and fuses (to protect against faults and over-current conditions on power distribution systems); and (c) ethylene propylene based rubber and silicone rubber insulators (to insulate distribution power lines) and Epoxirod insulator systems (pole framing and conductor accessories).

     HIGH VOLTAGE TEST AND MEASUREMENT EQUIPMENT. Hipotronics, Inc. manufactures and sells a broad line of high voltage test and measurement systems to test materials and equipment used in the generation, transmission and distribution of electricity. In addition, Hipotronics manufactures test equipment and high voltage power supplies for use in electrical and electronic industries. Principal products include AC/DC hipot testers and megohmmeters, cable fault location systems, oil testers and DC hipots, impulse generators and digital measurement systems, AC series resonant and corona detection systems, DC test sets and power supplies, variable transformers, voltage regulators, and motor and transformer test sets.

     SALES AND DISTRIBUTION OF HIGH-VOLTAGE PRODUCTS. Sales of high-voltage products are made through distributors and directly to users such as electric utilities, mining operations, industrial firms, and engineering and construction firms engaged in electric transmission projects. Hipotronics' products are sold primarily by direct sales to its customers in the United States and in foreign countries through its sales engineers, independent sales representatives and its sales and service office in Germany.

     While Hubbell believes its sales in this area are not materially dependent upon any customer or group of customers, a decrease in purchases by public utilities does affect this category.

PRODUCTS NOT CLASSIFIED ON A VOLTAGE BASIS

     OUTLET BOXES, ENCLOSURES AND FITTINGS. Raco Inc. is a leading manufacturer of steel and plastic boxes used at outlets, switch locations and junction points as well as a broad line of fittings for the electrical industry, including rigid conduit fittings, EMT (thinwall) fittings and other metal conduit fittings. Raco also has a complete electrical nonmetallic family of products including conduit tubing, fittings and outlet boxes.

     The major markets for Raco Inc.'s products include industrial, commercial and residential construction, the do-it-yourself market, the export market, and the original equipment manufacturer market. Raco Inc.'s products are sold primarily through distributors and in some retail and hardware outlets.

     Hubbell-Bell, Inc. manufactures a variety of electrical box products, with an emphasis on weather-resistant types suitable for outdoor application. The weatherproof lines include a full assortment of boxes, covers, combination devices, lampholders, and lever switches. Bell's products are sold primarily through electrical and hardware distributors.

     E. M. Wiegmann & Co., Inc. manufactures a full-line of fabricated steel enclosures such as rainproof and dust-tight panels, consoles and cabinets, wireway and electronic enclosures. These products are used to enclose and protect electrical conductors, terminations, instruments, distribution equipment and controls. Wiegmann's products are primarily sold through distributors to industrial customers and original equipment manufacturers.

     In addition to its other products, Hubbell Canada Inc. manufactures a line of quality nonmetallic plastic switch and outlet boxes configured for the Canadian residential construction market.

     Killark Electric is a leading manufacturer of quality standard and special application enclosures and fittings including hazardous location products for use in installations such as chemical plants, pipelines, grain elevators, coal handling facilities and refineries. These products include conduit raceway fittings, junction boxes, enclosures, lighting fixtures and standard and custom controls. Killark also is a major participant in the maintenance and repair, commercial and industrial construction segments of the domestic electrical construction materials market. Killark products are sold primarily through electrical distributors to contractors, industrial customers and original equipment manufacturers.

     VOICE AND DATA SIGNAL PROCESSING EQUIPMENT. Pulse Communications, Inc. designs and manufactures a line of voice and data signal processing equipment primarily for use by the telephone and telecommunications industry. Customers of this product line include various telecommunications companies, the Regional Bell Operating Companies, independent telephone companies and specialized common carriers and companies with private networks. Pulse Communications, Inc. also manufactures electronic systems which monitor various conditions, such as telephone traffic levels or the occurrence of certain events at one or more remote locations. The information obtained is processed and appropriate corrective or alarm signals are generated and transmitted back to a central station.

     These products are sold primarily by direct sales to its customers in the United States and in foreign countries through Pulse Communications, Inc.'s sales personnel and sales representatives under the Pulsecom trademark.

     Hubbell Premise Wiring, Inc. manufactures or sells components used in telecommunications applications for power, voice and data signals. Products include adapters and outlets, quick connect jacks, high density jacks, connectorized cables, patch panels, baluns, flush plates, surface boxes, modular furniture plates, undercarpet cable and other components and systems used in the processing, distribution, and termination functions for local area networks
(LANS) in commercial and industrial buildings. These products are sold through a direct sales organization and by selected, independent telecommunications representatives.

     HOLDING DEVICES. The Kellems Division manufactures a line of Kellems grips used to pull, support and relieve stress in elongated items such as cables, electrical cords, hoses and conduits. The grips are made of wire mesh in a range of sizes and strengths to accommodate differing needs. The mesh part of the grip is designed to tighten around the surface of the items under tension.

     Kellems also makes a line of cord connectors designed to prevent electrical conductors from pulling away from electrical terminals to which the conductors are attached, and wire management products including flexible, non-metallic conduit and fittings and non-metallic surface raceway products used in wiring and cable harness installations. Products are manufactured at Hubbell's facilities in Stonington, Connecticut; Kempston, Bedfordshire, England; and Vega Baja, Puerto Rico. These products are sold primarily through distributors.

     CONSTRUCTION MATERIALS/TOOLS. Chance manufactures and sells (a) line construction materials, including anchors used to hold overhead power and communications lines erect, for tower, streetlight pole, pipeline, and apparatus foundation support, and a variety of farm, home and construction anchoring, tie-back and holding applications; (b) pole line hardware, including galvanized steel fixtures and extruded plastic materials used in overhead and underground line construction and connectors, and other accessories for making high voltage connections and linkages; (c) construction tools and accessories for building overhead and underground power and telephone lines; and (d) hot-line tools (all types of tools mounted on insulated poles used to maintain energized high voltage lines) and other safety equipment. These products are sold through distributors and directly to electric utilities.

INTERNATIONAL OPERATIONS

     Hubbell Ltd. in the United Kingdom manufactures and/or sells fuse switches, contactors, solid state timers, lighting fixtures, selected wiring device products, premise wiring products, high performance partial discharge measuring instruments, specialized control gear, and chart recording products.

     Hubbell Canada Inc. and Hubbell de Mexico, S.A. de C.V. currently manufacture and/or market wiring devices, lighting fixtures, grips, fittings, plastic outlet boxes, hazardous location products and electrical transmission and distribution products. Industrial controls products are sold in Canada through an independent sales agent.

     A. B. Chance Canada Ltd. manufactures tools, anchors, construction hardware and other products for sale in Canada and export to other countries.

     Harvey Hubbell S.E. Asia Pte. Ltd. assembles and/or markets wiring devices, lighting fixtures, hazardous location products, electrical transmission and distribution products and cable.

     Hubbell also manufactures electrical wiring devices and selected holding devices in Aibonito, Puerto Rico, and Vega Baja, Puerto Rico, and manufactures lighting products, weatherproof outlet boxes, and fittings in Juarez, Mexico. Hubbell also has interests in various other international operations such as joint ventures in Germany and Taiwan. Hubbell also has sales offices in Malaysia, Germany, Hong Kong, Mexico, South Korea, and the Middle East.

     As a percentage of total sales, International shipments from foreign subsidiaries were 6% in 1994 and 5% in 1993 with the Canadian market representing approximately 60% of the total.

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of the Company at June 30, 1995, and as adjusted to reflect the issuance and sale of the Notes offered hereby and the application of the estimated net proceeds of $99.0 million as described under "Use of Proceeds."

                                                                             JUNE 30, 1995
                                                                         ---------------------
                                                                          ACTUAL      ADJUSTED
                                                                         --------     --------
                                                                            (IN THOUSANDS)
SHORT-TERM DEBT
  Commercial paper and bank borrowings.................................  $121,334     $ 22,334
LONG-TERM DEBT
  Industrial Development Bonds, due 2001...............................     2,700        2,700
  The   % Notes due 2005...............................................        --      100,000
SHAREHOLDERS' EQUITY
  Common Stock, $.01 par value:
     Class A-authorized 50,000,000 shares, outstanding 5,831,381
      shares...........................................................        58           58
     Class B-authorized 150,000,000 shares, outstanding 27,110,456
      shares...........................................................       271          271
     Additional paid-in-capital........................................   439,417      439,417
     Retained earnings.................................................   205,817      205,817
     Unrealized holding gains (losses) on securities...................      (200)        (200)
     Cumulative translation adjustments................................    (7,345)      (7,345)
                                                                         --------     --------
          Total Shareholders' Equity...................................  $638,018     $638,018
                                                                         --------     --------
            Total Long-term debt and Shareholders' Equity..............  $640,718     $740,718
                                                                         ========     ========

                            SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company for each of the five years in the period ended December 31, 1994 and for the six-month periods ended June 30, 1994 and 1995. The selected consolidated financial data for the interim periods have been derived from the unaudited interim financial statements and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation. The selected consolidated financial data for the interim periods are not necessarily indicative of the results to be achieved for the full years. This table should be read in conjunction with the Company's Consolidated Financial Statements and related notes incorporated by reference in the accompanying Prospectus.

                                             SIX MONTHS ENDED
                                                 JUNE 30,                           YEAR ENDED DECEMBER 31,
                                           ---------------------   ----------------------------------------------------------
                                              1995        1994        1994        1993         1992         1991       1990
                                           ----------   --------   ----------   --------     --------     --------   --------
                                                                (DOLLARS IN THOUSANDS, EXCEPT FOR RATIOS)
RESULTS OF OPERATIONS
Net sales................................  $  573,440   $468,979   $1,013,700   $832,423     $786,078     $756,126   $719,509
Gross profit.............................     164,482    142,278      305,020    262,931      257,800      247,640    232,060
Restructuring charge.....................          --         --           --    (50,000)(1)       --           --         --
Operating income.........................      79,123     65,631      140,583     70,241      117,926      118,501    111,136
Other income, net........................         995      3,942        5,352     11,253       12,752       10,917     13,519
Provision for income taxes...............      21,632     18,785       39,402     15,188       36,588       38,821     38,633
Income before cumulative effect of change
  in accounting principles...............      58,486     50,788      106,533     66,306(1)    94,090       90,597     86,022
Cumulative effect of change in accounting
  principles.............................          --         --           --         --      (16,506)(2)       --         --
Net income...............................      58,486     50,788      106,533     66,306(1)    77,584       90,597     86,022

FINANCIAL POSITION (PERIOD ENDED)
Cash & temporary cash investments........  $   68,804   $ 21,358   $   38,865   $ 44,231     $ 28,225     $ 91,614   $103,269
Working capital..........................     183,244     98,948      112,833    131,875      129,401      232,939    249,049
Current ratio............................    1.6 to 1   1.3 to 1     1.3 to 1   1.6 to 1     1.6 to 1     3.1 to 1   3.4 to 1
Property, plant & equipment (net)........     200,333    191,587      201,968    154,621      153,339      147,615    131,799
Additions to property, plant and
  equipment..............................      18,161     26,445       53,178     25,123       22,894       23,063     27,165
Investment in marketable securities......     174,414    200,930      205,939    245,081      219,334      118,053     90,077
Total assets.............................   1,040,700    992,572    1,041,569    874,298      806,688      685,341    624,706
Commercial paper & bank borrowings.......     121,334    131,900      139,350     91,100       73,800           --         --
Long-term debt...........................       2,700      2,700        2,700      2,700        2,700        8,100      8,100
Common shareholders' equity..............     638,018    580,659      608,996    557,660      541,327      518,906    468,733
Ratio of earnings to fixed charges(3)....        15.1       21.6         18.4       16.5         46.0         45.6       55.3

------------
(1) In the fourth quarter of 1993, the Company recorded a restructuring charge for consolidation of manufacturing and distribution operations and other productivity programs which reduced net income by $31,000,000. Excluding the restructuring charge, net income from operations would have been $97,306,000.

(2) As part of adopting the new accounting standards for Postretirement Benefits Other Than Pensions, Accounting for Income Taxes and Postemployment Benefits, a one-time non-cash charge of $16,506,000 net of tax was recorded as of January 1, 1992.

(3) For purposes of calculating Ratio of Earnings to Fixed Charges, "earnings" consist of income from continuing operations before income taxes and fixed charges. "Fixed charges" consist of interest on indebtedness, amortization of debt expense and premium, capitalized interest, and the portion of rents that the Company believes to be representative of the interest factor (one-third of rental expense).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THREE AND SIX MONTHS ENDED JUNE 30, 1995

     RESULTS OF OPERATIONS. Consolidated net sales for the second quarter of 1995 increased by 13% as substantially all operating units reported increases with particularly strong growth for the Lighting, Industrial Controls, Ohio Brass, Pulsecom and Premise Wiring businesses. The sales growth primarily reflects the improved economic conditions in the United States and Canadian markets from a year ago. Operating income increased 16% on the higher sales volume and the benefit of improved operating efficiencies from the Company's restructuring program which more than offset the increased costs for materials. Year-to-date net sales and operating income increased by 22% and 21%, respectively, on generally improved market conditions and the inclusion for the full six months of 1995 of A.B. Chance which was acquired in April 1994. The inclusion of A.B. Chance was approximately four percentage points of the increases, respectively.

     Low Voltage segment sales for the second quarter increased 12% reflecting the improved market conditions in the United States and Canada. While all product lines in the segment showed improvement, fluorescent lighting and industrial controls were particularly strong. Operating profits increased 8% on higher sales which include a higher mix of lower margined products. Year-to-date net sales and operating profits increased by 13% and 11%, respectively, as sales during the second quarter continued to increase but at a marginally lower rate than the first quarter.

     For the quarter, High Voltage segment sales increased 5% on higher sales of power cables, surge arresters and insulators and moderate improvement in other product lines. Operating profits increased 9% on higher sales volumes and benefits from the realignment of administrative and sales functions within the segment. Year-to-date sales increased 29% and operating profits increased 16% from the inclusion of A.B. Chance high voltage products since its acquisition in April 1994, and moderate growth in all product lines.

     Other industry segment sales increased 18% for the quarter on improved shipments in almost all categories with especially strong improvements in telecommunications and wire management products. Operating profits increased 31% on the improved sales volume of higher margined telecommunications products and improved operating efficiencies. Year-to-date sales and operating profits increased by over 30% on improved market conditions and inclusion, from the acquisition of A.B. Chance, products used in building and maintenance of electric power and telephone lines.

     On a year-to-date basis, sales through the Company's International based subsidiaries increased 38% on the strong performance of the Canadian business and inclusion of A.B. Chance's foreign operations which accounted for ten percentage points of the increase. Sales from our subsidiaries in Asia and Europe were slightly ahead of last year while Mexican shipments declined due to the economic recession brought on by the devaluation of the peso. Operating income increased on the higher sales volume and operating efficiencies of the restructured Canadian operation. As a percentage of total consolidated sales, International subsidiaries were 6% in 1995 and 1994 with the Canadian market representing approximately 60% of international sales.

     Interest income, year-to-date, increased as a result of higher interest rates. Interest expense increased due to a higher average level of commercial paper outstanding during the first three months of 1995 combined with higher interest rates. The increase in other expenses is due to the costs associated with the expansion of the corporate owned life insurance program to include the A.B. Chance operations. The effective tax rate for 1995 is 27%. In the second quarter of 1994, the effective tax rate was increased to 27% due to the impact of the acquisition of A.B. Chance with its higher effective tax rate. The Company's tax rate benefits from the lower taxes on earnings in its Puerto Rico operations and continued emphasis on generating tax-exempt income. Net income and earnings per share for the second quarter increased 14%, respectively, while the year-to-date increase was 15%, respectively.

     The Company's restructuring program is proceeding according to management's plan. During the quarter, the second phase of capacity expansion in Puerto Rico to accommodate plastic molding began; transfer of equipment and operations into the new facility in Juarez, Mexico also began and consolidation of warehousing and distribution operations is continuing. With the high level of business activity, certain operational realignments have taken somewhat longer than originally planned to minimize any adverse impact on customer service. At June 30, 1995, the restructuring accrual balance was $22,504,000 of which $12,000,000 is classified as current liability. Through June 30, 1995, cumulative costs charged to the restructuring accrual were $27,496,000 as follows (in thousands):

                                                              PLANT & EQUIPMENT COSTS
                                                             -------------------------
                                         PERSONNEL COSTS     RELOCATION       DISPOSAL        TOTAL
                                         ---------------     ----------       --------       -------
    1993...............................      $ 4,456           $2,794          $   --        $ 7,250
    1994...............................        7,550            2,036           5,225         14,811
    1995 Y-T-D.........................        2,650            1,566           1,219          5,435
                                             -------           ------          ------        -------
    Cumulative.........................      $14,656           $6,396          $6,444        $27,496
                                             =======           ======          ======        =======

     Personnel costs include non-cash charges for early retirement programs which have been reclassified to the Company's pension liability -- $2,040,000 in 1995 and cumulatively $7,296,000 since inception of the restructuring program.

     LIQUIDITY AND CAPITAL RESOURCES. At June 30, 1995, the Company's financial position remained strong with working capital of $183.2 million and a current ratio of 1.6 to 1.

     Net cash provided by operations was comparable to prior periods and has been more than sufficient to fund increased working capital in support of higher sales. Depreciation and amortization has increased reflecting the acquisition of A.B. Chance and a higher level of depreciable assets. As sales volumes increased, accounts receivable increased accordingly. To support service levels, inventories have also increased.

     Selected portfolio securities with low dividend yields were liquidated for $36.6 million which approximated carrying value. Commercial paper borrowings have been reduced by $18.0 million since December 31, 1994. The total of commercial paper and long term debt at June 30, 1995, was 19.4% of shareholders equity. On June 14, 1995, the Board of Directors increased the common stock dividend per share to an annual rate of $1.88 or $.47 per quarter, an increase of 9.3% over the former cash payment rate of $1.72 or $.43 per quarter.

     The Company believes that currently available cash, borrowing facilities, and its ability to increase its credit lines if needed, combined with internally generated funds should be more than sufficient to fund capital expenditures as well as any increase in working capital that would be required to accommodate a higher level of business activity.

YEAR ENDED DECEMBER 31, 1994

     RESULTS OF OPERATIONS. Consolidated net sales for 1994 increased by 22% over 1993 reflecting the acquisition of A.B. Chance Industries, Inc. in April, 1994, and progressive improvement month by month of product shipments at the Wiring Device, Industrial Controls, Premise Wiring, Lighting and Raco operations as the U.S. economy strengthened. These improvements were impacted by lower activity at the Pulse Communications subsidiary during the first half of the year. Total segment operating income, excluding the impact of the restructuring charge recorded in 1993, increased 15% on higher sales volumes. The rate of increase was moderated by the inclusion of the A.B. Chance products which have a lower operating margin rate than the Company's existing businesses.

     Low Voltage segment sales increased 6% on higher shipments of wiring device, lighting and industrial control products as demand in the industrial and commercial markets improved. Segment operating income increased 6% in line with the higher sales volumes.

     Sales of the High Voltage segment increased more than 52% due to the inclusion of A.B. Chance Industries, Inc. and higher sales of insulators and surge arresters while demand for power cable remained flat. Operating income increased 45% as the rate of growth in sales volume was tempered by the lower-margined products of the acquired business.

     Other industry segment sales increased 33% reflecting the inclusion of certain product lines of A.B. Chance (line construction hardware and support and foundation anchors), as well as, improved shipments of enclosures, fittings, switch and outlet boxes, and wire management products which offset the lower sales of telecommunication products. Segment operating income increased by 24% for the periods and was impacted by reduced shipments of the higher margined telecommunications products, offset in part by cost reductions realized when Pulse Communications and Raynet Corporation terminated their joint development project.

     International sales increased 28% as the Canadian and Asian economies improved and the Company continued to expand its product offerings in Mexico. Operating income increased on the higher sales volume and improved operating efficiencies in Canada. As a percentage of total sales, International shipments from foreign subsidiaries were 6% in 1994 and 5% in 1993 with the Canadian market representing approximately 60% of the total. International operations expose the Company to fluctuation in foreign currency exchange rates. To manage this exposure, the Company closely monitors the working capital requirements of the units and may enter into currency hedges for specific transactions. The Company does not engage in speculation. The gains and losses on hedges are classified consistent with the transactions being hedged. At December 31, 1994, there were no currency hedges in place.

     General corporate expenses increased 2%. Investment income declined 6% as the average level of investment funds was reduced by the acquisition of A.B. Chance. Interest expense increased reflecting a higher level of short-term borrowings utilized for working capital requirements and which has allowed the Company to maintain its long-term investment positions that have a current yield higher than the cost of short-term funds. The increase in other expenses reflects a full year of charges for a corporate owned life insurance program. The effective tax rate was 27% in 1994, 19% in 1993 and 28% in 1992. The tax rate in 1993 was impacted by the recording of the restructuring charge in that year. The Company's tax rate benefits from the lower taxes on earnings in its Puerto Rico operations and continued emphasis on generating tax-exempt income. Net income and earnings per share increased by 60% over the 1993 reported results which included a pre-tax charge of $50,000,000 for restructuring.

     RESTRUCTURING PROGRAM. The Company's restructuring program initiated in the fourth quarter of 1993 for the consolidation of all or a portion of ten manufacturing plants, a labor force reduction of approximately 6%, (which will affect approximately one thousand employees with a net reduction of approximately three hundred), the reorganization of certain operations' management and structure, and a realignment of warehousing and product distribution capabilities is proceeding according to plan.

     - Construction of a modern manufacturing facility at the Seymour, Connecticut, location of The Kerite Company subsidiary was completed in September 1994. Full production in the new plant is scheduled to begin in the first quarter of 1995. The consolidation of sales and marketing activities for the Ohio Brass and Kerite subsidiaries are to be completed by June 1995.

     - A manufacturing site in Denver, Colorado was closed and production was transferred to another Hubbell location.

     - Downsizing and consolidation of operations in the United Kingdom should be completed during 1995.

     - Two satellite plants in Los Angeles, California of the Lighting operation were closed and production was transferred to other facilities including Christianburg, Virginia, Martin, Tennessee and Juarez, Mexico.

     - Operations serving Canadian customers with marketing, distribution, and sales based in Ontario at Hubbell Canada Inc. have been reconfigured and production relocated to other Hubbell operations with available capacity.

     - Construction of a new plant in Juarez, Mexico was completed in September 1994. Transfer of equipment and production will continue during 1995.

     - Expansion of manufacturing capacity in Puerto Rico is continuing on schedule.

     - A 425,000 square foot warehousing and manufacturing facility in Asheville, North Carolina, was purchased. Consolidation of warehousing and manufacturing activity will progress throughout 1995.

     - Warehousing and distributions operations for the Bryant Electric subsidiary in Allentown, Pennsylvania and Chicago, Illinois were closed.

     - The manufacturing facility in Allentown, Pennsylvania is scheduled to be closed by year-end 1995.

     - Consolidation and realignment of Wiring Device Operations in Stonington, Bridgeport, and Newtown, Connecticut is continuing on schedule.

     At December 31, 1994, the restructuring accrual balance was $27,939,000 of which $14,000,000 is classified as a current liability. Through December 31, 1994, cumulative costs charged to the restructuring accrual were $22,061,000 since inception as follows (in thousands):

                                                              PLANT & EQUIPMENT COSTS
                                                             -------------------------
                                         PERSONNEL COSTS     RELOCATION       DISPOSAL        TOTAL
                                         ---------------     ----------       --------       -------
    1993...............................      $ 4,456           $2,794          $   --        $ 7,250
    1994...............................        7,550            2,036           5,225         14,811
                                             -------           ------          ------        -------
    Cumulative.........................      $12,006           $4,830          $5,225        $22,061
                                             =======           ======          ======        =======

     Personnel costs include non-cash charges of $5,256,000 for early retirement programs which have been reclassed to the Company's pension liability. With regards to plant and equipment disposals, idled assets are adjusted to estimated disposal value and classified as property held as investment which at December 31, 1994 was $1,500,000. Proceeds from asset disposals were $2,550,000 which approximated estimated market value. Cost avoidance, savings-to-date and net cash flows are in-line with the projected results for the projects.

     INFLATION. In times of inflationary cost increases, the Company has historically been able to maintain its profitability by improvements in operating methods and cost recovery through price increases. In large measure the reported operating results have absorbed the effects of inflation since the Company's predominant use of the LIFO method of inventory accounting generally has the effect of charging operating results with costs (except for depreciation) that contain current price levels.

     LIQUIDITY AND CAPITAL RESOURCES. Management views liquidity on the basis of the Company's ability to meet operational needs, fund additional investments, including acquisitions, and make dividend payments to shareholders.

     At December 31, 1994, the Company's financial condition remained strong with working capital of $112.8 million and a current ratio of 1.3 to 1.

     Net cash provided by operations was comparable to prior years after adjusting for the impact of restructuring costs. The increase in depreciation and amortization is due to the acquisition of A.B. Chance and a higher level of depreciable assets. As sales volumes increased, accounts receivables increased accordingly. To support service levels inventories also increased.

     The level of net cash used in investing and financing activities in 1994 and 1993 is in line with the Company's historic patterns excluding the effect of the A.B. Chance acquisition. In 1992 as part of managing its financial investment structure, the Company re-allocated funds from temporary cash investments into longer-term securities with higher investment yields and entered into unsecured short-term borrowings to manage working capital requirements. In September 1994, the Company established a commercial paper program that replaced bank term loans which resulted in an approximate thirty basis point reduction in the cost of funds. At December 31, 1994, commercial paper and bank borrowings of $139.4 million and long-term debt of $2.7 million were 23.3% of shareholders' equity.

     Capital expenditures in 1994 increased over 1993 due to the restructuring program as well as the Company's continued investment in new machinery and equipment as part of the on-going programs of product development and on improvements in operating efficiencies. Although no significant commitments had been made at December 31, 1994, the Company anticipates that capital expenditures will be between

$50.0 million and $60.0 million annually during the next three years. This level of expenditures reflects the historic capital investment pattern plus the normal capital requirements of the acquired businesses and the capital investment portion of the planned restructuring program. The Company believes that currently available cash, available borrowing facilities, and its ability to increase its credit lines if needed, combined with internally generated funds should be more than sufficient to fund capital expenditures as well as any increase in working capital that would be required to accommodate a higher level of business activity.

     The Company actively seeks to expand by acquisition as well as through the growth of its present businesses. While a significant acquisition may require additional borrowings, the Company believes it would be able to obtain financing based on its favorable historical earnings performance and strong financial position.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Senior Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made.

     The Notes are to be issued under an Indenture dated as of September 15, 1995 between the Company and Chemical Bank, as Trustee. The Notes will be limited to $100,000,000 aggregate principal amount and will be direct, unsecured obligations of the Company. The indebtedness represented by the Notes will rank senior to all indebtedness of the Company that by its terms is subordinated in right of payment.

     The Notes will mature on October 1, 2005. The Notes will not be redeemable prior to maturity and will not be entitled to the benefit of any sinking fund.
The Notes will bear interest from October 1, 1995 at the rate of   % per annum,
payable semi-annually on April 1 and October 1 of each year, commencing on April 1, 1996. Interest on the Notes will be payable to the persons in whose names the Notes are registered at the close of business on the preceding March 15 and September 15, respectively.

     The Notes will be issued in the form of and be represented by a fully registered global security (a "Registered Global Security") registered in the name of the Depositary or its nominee. The Depositary or nominee will credit, on its book entry registration and transfer system, participant accounts with the respective principal amounts of Notes that are beneficially owned by such participants and represented by the Registered Global Security. A description of the depositary arrangements generally applicable to the Notes is set forth in the accompanying Prospectus under the caption "Description of the Senior Debt Securities--Book-Entry Senior Debt Securities." The Notes will not be issued in certificated form except in the circumstances described under such caption in the accompanying Prospectus.

     The Notes will be subject to legal defeasance and covenant defeasance as described under the caption "Description of the Senior Debt
Securities--Discharge, Legal Defeasance and Covenant Defeasance" in the accompanying Prospectus.

     Settlement for the Notes will be made by the Underwriters in immediately available or same-day funds. Secondary trading on long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will, therefore, be required by the Depositary to settle in same-day funds. No assurance can be given as to the effect, if any, of settlement in same-day funds on trading activity in the Notes.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amounts of Notes set forth opposite the names of such Underwriters below:

                                                                              PRINCIPAL
                                                                                AMOUNT
                                    NAME                                       OF NOTES
    ---------------------------------------------------------------------    ------------
    Morgan Stanley & Co. Incorporated....................................    $
    Lehman Brothers Inc..................................................
    J.P. Morgan Securities Inc...........................................
                                                                             ------------
              Total......................................................    $100,000,000
                                                                             ============

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Notes if any are taken.

     The Underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of
  % of the principal amount of the Notes. Any Underwriter may allow, and such
dealers may reallow, a concession not in excess of   % of the principal amount
of the Notes to other Underwriters or to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Underwriters and certain of their affiliates have from time to time performed various investment banking and commercial banking services for the Company and its subsidiaries, for which compensation has been received. Lehman Commercial Paper, Inc., an affiliate of Lehman Brothers Inc., and J.P. Morgan Securities Inc. also act as dealers under the Company's commercial paper program, and from time to time they may acquire and hold the Company's commercial paper.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Notes will be passed upon for the Company by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York, and for the Underwriters by Davis Polk & Wardwell, New York, New York. In rendering such opinion, Simpson Thacher & Bartlett will be relying as to matters of Connecticut law upon the opinion of Richard W. Davies, Esq. As of September 1, 1995, lawyers of Simpson Thacher & Bartlett who have participated in the preparation of the Registration Statement of which the accompanying Prospectus is a part beneficially owned 1,199 shares of Class A Common Stock and 220 shares of Class B Common Stock of the Company. In addition, a member of Simpson Thacher & Bartlett serves as a director of the Company. As of September 1, 1995, Mr. Davies, General Counsel and Secretary of the Company, beneficially owned 9,275 shares of Class A Common Stock and 9,650 shares of Class B Common Stock of the Company and 8,500 shares of Class A Common Stock and 16,252 shares of Class B Common Stock of the Company obtainable within sixty days of September 1, 1995 by the exercise of stock options pursuant to the Company's 1973 Stock Option Plan for Key Employees.

PROSPECTUS

                                  $200,000,000

                              HUBBELL INCORPORATED

                             SENIOR DEBT SECURITIES

     Hubbell Incorporated (the "Company") intends to issue from time to time in one or more series its senior unsecured debt securities (the "Senior Debt Securities"), consisting of debentures, notes, bonds and/or other unsecured evidences of indebtedness, at an aggregate initial offering price not to exceed U.S. $200,000,000, or the equivalent thereof if Senior Debt Securities are denominated in one or more foreign currencies or foreign currency units, at prices and on terms to be determined at or prior to the time of sale.

     Specific terms of the Senior Debt Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying supplement to this Prospectus (each, a "Prospectus Supplement"), together with the terms of the offering of the Offered Securities, the initial offering price and the net proceeds to the Company from the sale thereof. The accompanying Prospectus Supplement will set forth, among other items, the following with respect to the Offered Securities: the specific designation, aggregate principal amount, authorized denominations, maturity, rate or method of calculation of interest, if any, and dates for payment thereof, any redemption, prepayment or sinking fund provisions, any exchange rights, and the currency, currencies or currency units in which principal, premium, if any, or interest, if any, is payable.

     The accompanying Prospectus Supplement will also contain information, where applicable, as to any listing on a securities exchange or quotation of the Offered Securities.

     The Offered Securities may be sold through underwriters, dealers or agents or may be sold directly to purchasers. If any underwriters, dealers or agents are involved in the sale of any Offered Securities, their names and any applicable fee, commission or discount arrangements will be set forth in the accompanying Prospectus Supplement. The net proceeds to the Company of the sale of Offered Securities will be the purchase price of such Offered Securities less attributable issuance expenses, including underwriters', dealers' or agents' compensation arrangements. See "Plan of Distribution" for indemnification arrangements for underwriters, dealers and agents.

     This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is September 8, 1995

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. NEITHER THIS PROSPECTUS NOR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES HEREBY OR THEREBY OFFERED IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE OR, IN THE CASE OF INFORMATION INCORPORATED HEREIN OR THEREIN BY REFERENCE, THE DATE OF FILING WITH THE SECURITIES AND EXCHANGE COMMISSION.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or its regional offices located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and at Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange ("NYSE"), 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Offered Securities, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be obtained from the principal office of the Commission in Washington, D.C., upon the payment of fees prescribed by the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

     (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1994; and

     (ii) Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1995 and June 30, 1995.

     All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering made hereby will be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits specifically are incorporated by reference into such documents or this Prospectus). Requests for such documents should be submitted in writing, addressed to the Secretary, Hubbell Incorporated, 584 Derby Milford Road, P.O. Box 549, Orange, Connecticut 06477-4024.

                                  THE COMPANY

     The Company was founded as a proprietorship in 1888, and was incorporated in Connecticut in 1905. For over a century, the Company has manufactured and sold high quality electrical and electronic products for a broad range of commercial, industrial, telecommunications, and utility applications. Since 1961, the Company has expanded its operations into other areas of the electrical industry and related fields. The Company's products are now manufactured or assembled by nineteen divisions and subsidiaries at twenty-eight locations in the United States, Canada, Puerto Rico, Mexico, United Kingdom and Singapore. The Company also participates in joint ventures with partners in Germany and Taiwan, and maintains sales offices in Malaysia, Germany, Hong Kong, South Korea, and the Middle East.

     On January 19, 1994, in reporting its fourth quarter-1993, and full year-1993, results, the Company announced implementation of a restructuring program which will include the consolidation of all or a portion of ten manufacturing facilities, a reduction in labor force of approximately 6%, the reorganization of certain operation's management and structure, and a realignment of warehousing and product distribution capabilities.

     In April, 1994, the Company acquired the stock of A.B. Chance Industries, Inc. ("Chance"). Chance, with facilities in Centralia, Missouri; Scarborough, Canada; and Bristol, England, manufactures products used in the electrical transmission, distribution and telecommunications industries, including electrical apparatus (overhead and underground distribution switches, fuses, contacts, and sectionalizers); anchors; hardware; polymer insulators; and hot-line tools and other safety equipment.

     The principal executive offices of the Company are located at 584 Derby Milford Road, Orange, Connecticut 06477-4024, and its telephone number is (203) 799-4100.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of earnings to fixed charges for the Company and its consolidated subsidiaries for the periods indicated. For purposes of calculating the following ratios, "earnings" consist of income from continuing operations before income taxes and fixed charges. "Fixed charges" consist of interest on indebtedness, amortization of debt expense and premium, capitalized interest, and the portion of rents that the Company believes to be representative of the interest factor (one-third of rental expense).

                                                     SIX MONTHS
                                                        ENDED
                                                      JUNE 30,           YEAR ENDED DECEMBER 31,
                                                     -----------     --------------------------------
                                                     1995   1994     1994   1993   1992   1991   1990
                                                     ----   ----     ----   ----   ----   ----   ----
Ratio of Earnings to Fixed Charges.................  15.1   21.6     18.4   16.5   46.0   45.6   55.3

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Offered Securities will be added to the Company's general funds and will be used for general corporate purposes, including capital expenditures, to finance possible acquisitions and to repay, redeem or repurchase its outstanding indebtedness.

                   DESCRIPTION OF THE SENIOR DEBT SECURITIES

     The Senior Debt Securities are to be issued under an indenture to be dated as of a date prior to the first issuance of Senior Debt Securities, as supplemented from time to time (the "Senior Indenture"), between the Company and Chemical Bank, as Trustee (the "Trustee"). The form of the Senior Indenture is filed as an exhibit to the Registration Statement. The Senior Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Senior Debt

Securities and the Senior Indenture are summaries of the provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Senior Indenture, including the definitions of certain terms therein and in the TIA. Certain capitalized terms used below but not defined herein have the meanings ascribed to them in the Senior Indenture.

     The particular terms of the Senior Debt Securities being offered (the "Offered Securities"), any modifications of or additions to the general terms of the Senior Debt Securities as described herein that may be applicable and any applicable Federal income tax considerations will be described in the Prospectus Supplement relating to the Offered Securities. Accordingly, for a description of the terms of the Offered Securities, reference must be made both to the Prospectus Supplement relating thereto and the description of Senior Debt Securities set forth in this Prospectus.

GENERAL

     The Senior Debt Securities will be direct, unsecured obligations of the Company. The indebtedness represented by the Senior Debt Securities will rank senior to all indebtedness of the Company that by its terms is subordinated in right of payment. The Senior Debt Securities may be issued in one or more series.

     The Senior Indenture provides that the aggregate principal amount of Senior Debt Securities that may be issued thereunder is unlimited. The terms of each series of Senior Debt Securities will be established pursuant to a resolution of the Board of Directors of the Company and set forth or determined in the manner provided in an Officer's Certificate or by a supplemental indenture.

     The Company conducts certain of its operations through its Subsidiaries, and therefore the Company is dependent on the cash flow of its Subsidiaries to meet its debt obligations, including its obligations under the Senior Debt Securities. In addition, the rights of the Company and its creditors, including the Holders of the Senior Debt Securities, to participate in the assets of any Subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the Subsidiary's creditors except to the extent that the Company may itself be a creditor with recognized claims against the Subsidiary.

     The accompanying Prospectus Supplement will set forth the terms of the Offered Securities, which may include the following:

          (1)  The title of the Offered Securities.

          (2) The limit, if any, upon the aggregate principal amount of the Offered Securities.

          (3) The date or dates on which or periods during which the Offered Securities may be issued, and the date or dates, or the method by which such date or dates will be determined, on which the principal of (and premium, if any, on) the Offered Securities are, or may be, payable.

          (4) The rate or rates at which the Offered Securities will bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest, if any, shall accrue or the method by which such date or dates shall be determined, the interest payment dates on which such interest will be payable and, if the Offered Securities are Registered Securities, the regular record dates, if any, for the interest payable on such interest payment dates, and, if the Offered Securities are floating rate securities, the notice, if any, to Holders regarding the determination of interest and the manner of giving such notice and any conditions or contingencies as to the payment of interest in cash or otherwise, if any.

          (5) The place or places where the principal of (and premium, if any) and interest on the Offered Securities shall be payable; the extent to which, or the manner in which, any interest payable on any Global Note (as defined below) on an interest payment date will be paid, and the manner in which any principal of, or premium, if any, on, any Global Note will be paid and whether any Global Note will require any notation to evidence payment of principal or interest.

          (6) The obligation, if any, of the Company to redeem, repay, purchase or offer to purchase the Offered Securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of the Holder thereof and the period or periods within which, or the dates on which, the prices at which and the terms and conditions upon which the Offered Securities shall be redeemed, repaid, purchased or offered to be purchased, in whole or in part, pursuant to such obligation.

          (7) The right, if any, of the Company to redeem the Offered Securities at its option and the period or periods within which, or the date or dates on which, the price or prices at which, and the terms and conditions upon which Offered Securities may be redeemed, if any, in whole or in part, at the option of the Company or otherwise.

          (8) If other than denominations of $1,000 and any integral multiple thereof, the denominations in which any Registered Securities of the series shall be issuable, and if other than the denomination of $5,000, the denomination or denominations in which any Bearer Securities of the series shall be issuable.

          (9) Whether the Offered Securities are to be issued as original issue discount securities ("Discount Securities") and the amount of discount at which such Offered Securities may be issued and, if other than the principal amount thereof, the portion of the principal amount of Offered Securities which shall be payable upon declaration of acceleration of the Maturity thereof upon an Event of Default.

          (10) Provisions, if any, for the defeasance of the Offered Securities or for the discharge of certain of the Company's obligations with respect to the Offered Securities.

          (11) Whether the Offered Securities are to be issued as Registered Securities or Bearer Securities or both, and, if Bearer Securities are issued, whether any interest coupons appertaining thereto ("Coupons") will be attached thereto, whether such Bearer Securities may be exchanged for Registered Securities and the circumstances under which, and the place or places at which, any such exchanges, if permitted, may be made.

          (12) Whether provisions for payment of additional amounts or tax redemptions shall apply and, if such provisions shall apply, such provisions; and, if any of the Offered Securities are to be issued as Bearer Securities, the applicable procedures and certificates relating to the exchange of temporary Global Notes for definitive Bearer Securities.

          (13) If other than U.S. dollars, the currency, currencies or currency units (the term "currency" as used herein will include currency units) in which the Offered Securities shall be denominated or in which payment of the principal of (and premium, if any) and interest on the Offered Securities may be made, and particular provisions applicable thereto and, if applicable, the amount of Offered Securities which entitles the Holder or its proxy to one vote for purposes of the Senior Indenture.

          (14) If the principal of (and premium, if any) or interest on the Offered Securities are to be payable, at the election of the Company or a Holder thereof, in a currency other than that in which the Offered Securities are denominated or payable without such election, in addition to or in lieu of the applicable provisions of the Senior Indenture, the period or periods within which and the terms and conditions upon which, such election may be made and the time and the manner of determining the exchange rate or rates between the currency or currencies in which the Offered Securities are denominated or payable without such election and the currency or currencies in which the Offered Securities are to be paid if such election is made.

          (15)  The date as of which any Offered Securities shall be dated.

          (16) If the amount of payments of principal of (and premium, if any) or interest on the Offered Securities may be determined with reference to an index, including, but not limited to, an index based on a currency or currencies other than that in which the Offered Securities are denominated or payable, or any other type of index, the manner in which such amounts shall be determined.

          (17) If the Offered Securities are denominated or payable in a foreign currency, any other terms concerning the payment of principal of (and premium, if any) or any interest on the Offered Securities

     (including the currency or currencies of payment thereof); and whether the judgment currency provisions of the Senior Indenture are established as terms of the Offered Securities.

          (18) The designation of the original currency determination agent, if any.

          (19)  The applicable overdue interest rate, if any.

          (20) If the Offered Securities do not bear interest, applicable dates for determining record holders of Offered Securities.

          (21) Any deletions from, modifications of or additions to any Events of Default or covenants provided for in the Senior Indenture with respect to the Offered Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the Senior Indenture.

          (22) If any of the Offered Securities are to be issued as Bearer Securities, (x) whether interest in respect of any portion of a temporary Offered Security in global form (representing all of the Outstanding Bearer Securities of the series) payable in respect of any interest payment date prior to the exchange of such temporary Offered Security for definitive Offered Securities shall be paid to any clearing organization with respect to the portion of such temporary Offered Security held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the persons entitled to interest payable on such interest payment date, (y) the terms upon which interests in such temporary Offered Security in global form may be exchanged for interests in a permanent Global Note or for definitive Offered Securities and the terms upon which interests in a permanent Global Note, if any, may be exchanged for definitive Offered Securities and (z) the cities in which the Authorized Newspapers designated for the purposes of giving notices to Holders are published.

          (23)  Whether the Offered Securities shall be issued in whole or in part in the form of one or more Global Notes and, in such case, the depositary or any common depositary for such Global Notes; and if the Offered Securities are issuable only as Registered Securities, the manner in which and the circumstances under which Global Notes representing Offered Securities may be exchanged for Registered Securities in definitive form.

          (24) The designation, if any, of any depositaries, trustees (other than the Trustee), paying agents, authenticating agents, security registrars (other than the Trustee) or other agents with respect to the Offered Securities.

          (25) If the Offered Securities are to be issuable in definitive form only upon receipt of certain certificates or other documents or upon satisfaction of certain conditions, the form and terms of such certificates, documents or conditions.

          (26) If any of the Offered Securities are to be issued as Registered Securities, the person to whom any interest on any Registered Security shall be payable, if other than the person in whose name that Registered Security is registered at the close of business on the Regular Record Date for such interest, and if any of the Offered Securities are to be issued as Bearer Securities, the manner in which, or the person to whom, any interest on any Bearer Security shall be payable, if otherwise than upon the presentation and surrender of the Coupons, if any, appertaining thereto as they severally mature, the extent to which, or the manner in which, any interest payable on an Offered Security in temporary global form on an interest payment date will be paid and the extent to which, or the manner in which, any interest payable on an Offered Security in permanent global form on an interest payment date will be paid.

          (27) The provisions, if any, granting special rights to the Holders of Offered Securities upon the occurrence of such events as may be specified.

          (28) Any other terms or conditions relating to the Offered Securities not specified in the Senior Indenture (which other terms shall not be inconsistent with the requirements of the TIA and the provisions of the Senior Indenture).

     In the event that Discount Securities are issued, the Federal income tax consequences and other special considerations applicable to such Discount Securities will be described in the Prospectus Supplement relating thereto.

     The general provisions of the Senior Indenture do not contain any provisions that would limit the ability of the Company or its Subsidiaries to incur indebtedness or that would afford holders of Senior Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or its Subsidiaries. Reference is made to the Prospectus Supplement relating to the Offered Securities for information with respect to any deletions from, modifications of or additions to, if any, the Events of Default or covenants of the Company described below that are applicable to the Offered Securities.

     All of the Senior Debt Securities of a series need not be issued at the same time, and may vary as to interest rate, maturity and other provisions and unless otherwise provided, a series may be reopened for issuance of additional Senior Debt Securities of such series.

     If applicable, the Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws or regulations in connection with any repurchase of the Senior Debt Securities of a series at the option of the Holder.

DENOMINATIONS, REGISTRATION AND TRANSFER

     Unless specified in the Prospectus Supplement, with respect to any series of Senior Debt Securities, any Registered Securities of a series, other than Registered Securities issued in global form (which may be of any denomination), shall be issuable in denominations of $1,000 and any integral multiple thereof and any Bearer Securities of a series, other than Bearer Securities issued in global form (which may be of any denomination), shall be issuable in the denomination of $5,000. Unless specified in the Prospectus Supplement, the Senior Debt Securities of any series shall be payable in U.S. dollars. The Senior Indenture also provides that Senior Debt Securities of a series may be issuable in global form. See "Book-Entry Senior Debt Securities." Unless otherwise indicated in the Prospectus Supplement, Bearer Securities (other than in global form) will have Coupons attached.

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series of like aggregate principal amount and of like Stated Maturity and with like terms and conditions. If so specified in the Prospectus Supplement, at the option of the Holder thereof, to the extent permitted by law, any Bearer Security of any series which by its terms is registrable as to principal and interest may be exchanged for a Registered Security of such series of like aggregate principal amount and of a like Stated Maturity and with like terms and conditions, upon surrender of such Bearer Security at the corporate trust office of the Trustee or at any other office or agency of the Company designated for the purpose of making any such exchanges. Subject to certain exceptions, any Bearer Security issued with Coupons surrendered for exchange must be surrendered with all unmatured Coupons and any matured Coupons in default attached thereto.

     Notwithstanding the foregoing, the exchange of Bearer Securities for Registered Securities will be subject to the provisions of United States income tax laws and regulations applicable to Senior Debt Securities in effect at the time of such exchange.

     Except as otherwise specified in the Prospectus Supplement, in no event may Registered Securities, including Registered Securities received in exchange for Bearer Securities, be exchanged for Bearer Securities.

     Upon surrender for registration of transfer of any Registered Security of any series at the office or agency of the Company maintained for such purpose, the Company shall deliver, in the name of the designated transferee, one or more new Registered Securities of the same series of like aggregate principal amount of such denominations as are authorized for Registered Securities of such series and of a like Stated Maturity and with like terms and conditions. No service charge will be made for any registration of transfer or exchange of Senior Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The Company shall not be required (i) to register the transfer of or exchange Senior Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the transmission of a notice of redemption of Senior Debt Securities of such series selected for redemption and ending at the close of business on the day of such transmission, or (ii) to register the transfer of or exchange any Senior Debt Security so selected for redemption in whole or in part, except the unredeemed portion of any Senior Debt Security being redeemed in part.

CERTAIN COVENANTS OF SENIOR DEBT SECURITIES

     The Senior Indenture contains, among other things, the following covenants:

     Limitation on Liens. The Company will not create or assume and will not permit a Restricted Subsidiary to create or assume, otherwise than in favor of the Company or a Subsidiary, any mortgage, pledge or other lien or encumbrance upon any Principal Property or upon any stock of any Subsidiary or any indebtedness of any Subsidiary to the Company or such Restricted Subsidiary, whether now owned or hereafter acquired, without securing the Outstanding Senior Debt Securities of any applicable series equally and ratably with any and all other obligations and indebtedness thereby secured so long as any such other obligations and indebtedness are so secured (provided, that for the purpose of providing such equal and ratable security, the principal amount of Outstanding Senior Debt Securities of any series of Discount Securities will be such portion of the principal amount as may be specified in the terms of that series). This limitation will not apply to certain permitted mortgages, pledges and other liens and encumbrances as described in the Senior Indenture, including (a) liens existing on the date of the Senior Indenture or at the time a person owning a Principal Property shall become a Restricted Subsidiary; (b) purchase money liens created within specified time limits; (c) liens securing the cost of construction or improvement of any property created within specified time limits; (d) liens existing on acquired property and existing on shares of stock or indebtedness of a person at the time such person shall become a Subsidiary;
(e) certain tax, materialmen's, mechanic's, carrier's, workmen's, repairmen's and judgment liens, certain liens arising by operation of law and certain other similar liens; (f) liens in connection with certain government contracts; (g) certain liens in favor of any state or local government or governmental agency in connection with certain tax-exempt financings; and (h) mortgages, pledges and other liens and encumbrances not otherwise permitted; provided, that the aggregate amount of indebtedness secured by all such mortgages, pledges or other liens or encumbrances does not exceed 15% of the Company's Consolidated Net Tangible Assets as of the end of the Company's most recently completed accounting period preceding the creation or assumption of any such mortgage, pledge or other lien or encumbrance (reduced by any Attributable Debt with respect to any Sale and Leaseback Transaction permitted under clause (c) of, but not otherwise permitted under, the "Limitation on Sale and Leaseback Transactions" covenant below).

     Limitation on Sale and Leaseback Transactions. The Company will not enter into and will not permit a Restricted Subsidiary to enter into any Sale and Leaseback Transaction with respect to any Principal Property owned by the Company or such Restricted Subsidiary on the date of the Senior Indenture, unless (a) such Sale and Leaseback Transaction involves a lease for a term of not more than three years; (b) such Sale and Leaseback Transaction is between the Company or such Restricted Subsidiary and a Subsidiary; (c) the Company or such Restricted Subsidiary would be entitled to incur indebtedness secured by a mortgage, pledge or other lien or encumbrance on such Principal Property involved in such Sale and Leaseback Transaction at least equal in amount to the Attributable Debt with respect to such Sale and Leaseback Transaction pursuant to the proviso of clause (h) under the "Limitation on Liens" covenant above without equally and ratably securing the Senior Debt Securities of any applicable series pursuant to such covenant; or (d) the proceeds of such Sale and Leaseback Transaction are at least equal to the fair market value thereof (as determined in good faith by the Board of Directors of the Company) and the Company applies an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Leaseback

Transaction within 180 days of such sale to either (or a combination) of (i) the retirement (other than the mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of Funded Debt of the Company or a Restricted Subsidiary (other than Funded Debt that is subordinated to the Senior Debt Securities) or (ii) the purchase, construction or development of other comparable property.

EVENTS OF DEFAULT

     Under the Senior Indenture, "Event of Default" with respect to the Senior Debt Securities of any series means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law, pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body): (1) default in the payment of any interest upon any Senior Debt Security or any payment with respect to the Coupons, if any, of such series when it becomes due and payable, and continuance of such default for a period of 30 days; (2) default in the payment of the principal of (and premium, if any, on) any Senior Debt Security of such series at its Maturity; (3) default in the deposit of any sinking fund payment, when and as due by the terms of a Senior Debt Security of such series; (4) default in the performance, or breach of any covenant or warranty in the Senior Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in the Senior Indenture specifically dealt with or which expressly has been included in the Senior Indenture solely for the benefit of Senior Debt Securities of a series other than such series), and continuance of such default or breach for a period of 60 days after there has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Senior Debt Securities of such series, a written notice specifying such default or breach and requiring it to be remedied; (5) certain events of bankruptcy, insolvency or reorganization with respect to the Company; or (6) any other Event of Default provided with respect to Senior Debt Securities of that series pursuant to the Senior Indenture.

     The Senior Indenture requires the Company to file with the Trustee, annually, an officers' certificate as to the Company's compliance with all conditions and covenants under the Senior Indenture. The Senior Indenture provides that the Trustee may withhold notice to the Holders of a series of Senior Debt Securities of any default (except payment defaults on such Senior Debt Securities) if it considers such withholding to be in the interest of the Holders of such series of Senior Debt Securities to do so.

     If an Event of Default with respect to Senior Debt Securities of any series at the time Outstanding (other than an Event of Default specified in clause (5) above) occurs and is continuing, then in every case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Senior Debt Securities of such series may declare the principal amount (or, if any Senior Debt Securities of such series are Discount Securities, such portion of the principal amount of such Discount Securities as may be specified in the terms of such Discount Securities) of the Senior Debt Securities of such series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount), plus accrued and unpaid interest (and premium, if any) (the "Default Amount") shall become immediately due and payable. Upon payment of the Default Amount in the currency in which such Senior Debt Securities are denominated (except as otherwise provided in the Senior Indenture or specified in the Prospectus Supplement), all obligations of the Company in respect of the payment of principal of the Senior Debt Securities of such series shall terminate. Notwithstanding any other provision of the Senior Indenture, if an Event of Default specified in clause (5) above occurs, then the Default Amount on the Senior Debt Securities then Outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

     Subject to the provisions of the Senior Indenture relating to the duties of the Trustee, in case an Event of Default with respect to Senior Debt Securities of a particular series shall occur and be continuing, the Trustee shall be under no obligation to exercise any of its rights or powers under the Senior Indenture at the request, order or direction of any of the Holders of Senior Debt Securities of that series, unless such Holders shall have offered to the Trustee reasonable indemnity against the expenses and liabilities which might be incurred by it in compliance with such request. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Senior Debt Securities of such series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Senior Indenture, or exercising any trust or power conferred on the Trustee with respect to the Senior Debt Securities of that series.

     At any time after such a declaration of acceleration with respect to Senior Debt Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as provided in the Senior Indenture, the Holders of not less than a majority in principal amount of the Outstanding Senior Debt Securities of such series, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if (1) the Company has paid or deposited with the Trustee a sum in the currency in which such Senior Debt Securities are denominated (except as otherwise provided in the Senior Indenture or specified in the Prospectus Supplement) sufficient to pay (A) all overdue installments of interest on all Senior Debt Securities or all overdue payments with respect to any Coupons of such series, (B) the principal of (and premium, if any, on) any Senior Debt Securities of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such Senior Debt Securities, (C) to the extent that payment of such interest is lawful, interest upon overdue installments of interest on each Senior Debt Security of such series or upon overdue payments on any Coupons of such series at a rate established for such series, and (D) all sums paid or advanced by the Trustee and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and any other amounts due the Trustee under the Senior Indenture; and (2) all Events of Default with respect to Senior Debt Securities of such series, other than the nonpayment of the principal of Senior Debt Securities of such series which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Senior Indenture. No such rescission and waiver will affect any subsequent default or impair any right consequent thereon.

MERGER OR CONSOLIDATION

     The Senior Indenture provides that the Company may not consolidate with or merge into any other corporation or sell or convey its properties and assets substantially as an entirety to any person, unless (1) the corporation formed by such consolidation or into which the Company is merged or the person which acquires by sale or conveyance, the properties and assets of the Company substantially as an entirety (the "successor corporation") is a corporation organized and existing under the laws of the United States or any State or the District of Columbia and expressly assumes by a supplemental indenture the due and punctual payment of the principal of (and premium, if any) and interest on all the Outstanding Senior Debt Securities and Coupons, if any, issued under the Senior Indenture and the performance of every covenant in the Senior Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transaction, no Event of Default under the Senior Indenture, and no event which, after notice or lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (3) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel each stating that such consolidation, merger, sale or conveyance and such supplemental indenture comply with the Senior Indenture provisions and that all conditions precedent therein provided for relating to such transaction have been complied with.

     For purposes of this covenant, "sell or convey its properties and assets substantially as an entirety" shall mean properties and assets contributing in the aggregate to at least 80% of the Company's total consolidated revenues as reported in the Company's last available periodic financial report (quarterly or annual, as the case may be) filed with the Securities and Exchange Commission.

MODIFICATION OR WAIVER

     Without prior notice to or consent of any Holders, the Company and the Trustee, at any time and from time to time, may modify the Senior Indenture for any of the following purposes: (1) to evidence the succession of another corporation to the rights of the Company and the assumption by such successor of the covenants and obligations of the Company in the Senior Indenture and in the Senior Debt Securities and Coupons, if any, issued thereunder; (2) to add to the covenants of the Company for the benefit of the Holders of all or any series of Senior Debt Securities and the Coupons, if any, appertaining thereto (and if such covenants are to be for the benefit of less than all series, stating that such covenants are expressly being included solely for the benefit of such series), or to surrender any right or power conferred in the Senior Indenture upon the Company; (3) to add any additional Events of Default (and if such Events of Default are to be applicable to less than all series, stating that such Events of Default are expressly being included solely to be applicable to such series); (4) to add or change any of the provisions of the Senior Indenture to such extent as shall be necessary to permit or facilitate the issuance thereunder of Senior Debt Securities of any series in bearer form, registrable or not registrable, and with or without Coupons, to permit Bearer Securities to be issued in exchange for Registered Securities, to permit Bearer Securities to be issued in exchange for Bearer Securities of other authorized denominations or to permit the issuance of Senior Debt Securities of any series in uncertificated form, provided that any such action shall not adversely affect the interests of the Holders of Senior Debt Securities of any series or any related Coupons in any material respect; (5) to change or eliminate any of the provisions of the Senior Indenture, provided that any such change or elimination will become effective only when there is no Outstanding Senior Debt Security issued thereunder or Coupon of any series created prior to such modification which is entitled to the benefit of such provision and as to which such modification would apply; (6) to secure the Senior Debt Securities issued thereunder or to provide that any of the Company's obligations under the Senior Debt Securities or the Senior Indenture shall be guaranteed; (7) to supplement any of the provisions of the Senior Indenture to such extent as is necessary to permit or facilitate the defeasance and discharge of any series of Senior Debt Securities, provided that any such action will not adversely affect the interests of the Holders of Senior Debt Securities of such series or any other series of Senior Debt Securities issued under the Senior Indenture or any related Coupons in any material respect; (8) to establish the form or terms of Senior Debt Securities and Coupons, if any, as permitted by the Senior Indenture; (9) to evidence and provide for the acceptance of appointment thereunder by a successor Trustee with respect to one or more series of Senior Debt Securities and to add to or change any of the provisions of the Senior Indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; (10) to cure any ambiguity, to correct or supplement any provision in the Senior Indenture which may be defective or inconsistent with any other provision therein, to eliminate any conflict between the terms of the Senior Indenture and the Senior Debt Securities issued thereunder and the TIA or to make any other provisions with respect to matters or questions arising under the Senior Indenture which will not be inconsistent with any provision of the Senior Indenture; provided such other provisions shall not adversely affect the interests of the Holders of Outstanding Senior Debt Securities or Coupons, if any, of any series created thereunder prior to such modification in any material respect; or (11) to change or modify any of the provisions of the Senior Indenture; provided that any such changes or modifications shall not adversely affect the interests of the Holders of Outstanding Senior Debt Securities or Coupons, if any, of any series created thereunder prior to such modification in any material respect.

     With the written consent of the Holders of not less than a majority in principal amount of the Outstanding Senior Debt Securities of each series affected by such modification voting separately, the Company and the Trustee may modify the Senior Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Senior Indenture or of modifying in any manner the rights of the Holders of Senior Debt Securities and Coupons, if any, under the Senior Indenture; provided, however, that no such modification may, without the consent of the Holder of each Outstanding Senior Debt Security of each such series affected thereby (1) change the Stated Maturity of the principal of, or any installment of interest on, any Senior Debt Security, or reduce the principal amount thereof or the interest thereon or any premium payable upon redemption thereof, or change the Stated Maturity of or reduce the amount of any payment to be made with respect to any Coupon, or change the currency or currencies in which the principal of (and premium, if any) or interest on such Senior Debt Security is denominated or payable, or reduce the amount of the principal of a Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof, or adversely affect the right of repayment or repurchase, if any, at the option of the Holder, or reduce the amount of, or postpone the date fixed for, any payment under any sinking fund or analogous provisions for any Senior Debt Security, or impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or limit the obligation of the Company to maintain a paying agency outside the United States for payments on Bearer Securities; (2) reduce the percentage in principal amount of the Outstanding Senior Debt Securities of any series, the consent of whose Holders is required for any supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with certain provisions of the Senior Indenture or certain defaults or Events of Default thereunder and their consequences provided for in the Senior Indenture; (3) modify any of the provisions of the Senior Indenture which provide for waivers by the Holders of Senior Debt Securities of past defaults or waivers by the Holders of Senior Debt Securities of compliance by the Company with any covenants, except to increase any such percentage required to permit such waivers; or (4) modify any of the provisions of the Senior Indenture which provide that certain other provisions of the Senior Indenture cannot be modified without the consent of the Holder of each Outstanding Senior Debt Security of each series affected thereby, except to require that certain other provisions of the Senior Indenture cannot be modified without the consent of the Holder of each Outstanding Senior Debt Security of each series affected thereby.

     A modification which changes or eliminates any covenant or other provision of the Senior Indenture with respect to one or more particular series of Senior Debt Securities and Coupons, if any, or which modifies the rights of the Holders of Senior Debt Securities and Coupons of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the Senior Indenture of the Holders of Senior Debt Securities and Coupons, if any, of any other series.

     The Holders of not less than a majority in principal amount of the Outstanding Senior Debt Securities of any series may on behalf of the Holders of all the Senior Debt Securities of any such series waive, by notice to the Trustee and the Company, any past default or Event of Default under the Senior Indenture with respect to such series and its consequences, except a default (1) in the payment of the principal of (or premium, if any) or interest on any Senior Debt Security of such series, or in the payment of any sinking fund installment or analogous obligation with respect to the Senior Debt Securities of such series, or (2) in respect of a covenant or provision hereof which pursuant to the second paragraph under "Modification and Waiver" cannot be modified or amended without the consent of the Holder of each Outstanding Senior Debt Security of such series affected. Upon any such waiver, such default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, for every purpose of the Senior Debt Securities of such series under the Senior Indenture, but no such waiver will extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

     The Company may omit in any particular instance to comply with certain covenants in the Senior Indenture (including, if so specified in the Prospectus Supplement, any covenant not set forth in the Senior Indenture but specified in the Prospectus Supplement to be applicable to the Senior Debt Securities of any series issued thereunder, except as otherwise specified in the Prospectus Supplement, and including the covenants relating to the maintenance by the Company of its existence, rights and franchises, and the limitation on liens and the limitation on sale and leaseback transactions) if before the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Senior Debt Securities of such series either waive such compliance in such instance or generally waive compliance with such provisions, but no such waiver may extend to or affect any term, provision or condition except to the extent expressly so waived, and, until such waiver becomes effective, the obligations of the Company and the duties of the Trustee in respect of any such provision will remain in full force and effect.

DISCHARGE, LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Senior Indenture with respect to the Senior Debt Securities of any series may be discharged, subject to certain terms and conditions, when (1) either (A) all Senior Debt Securities and the Coupons, if any, of such series have been delivered to the Trustee for cancellation, or (B) all Senior Debt Securities and the Coupons, if any, of such series not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice by the Trustee, and the Company, in the case of
(i), (ii) or (iii) of subclause (B), has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount in the currency in which such Senior Debt Securities are denominated sufficient to pay and discharge the entire indebtedness on such Senior Debt Securities for principal (and premium, if any) and interest to the date of such deposit (in the case of Senior Debt Securities which have become due and payable) or to the Stated Maturity or

Redemption Date, as the case may be, provided, however, in the event a petition for relief under the applicable Federal or state bankruptcy, insolvency or other similar law is filed with respect to the Company within 91 days after the deposit and the Trustee is required to return the deposited money to the Company, the obligations of the Company under the Senior Indenture with respect to such Senior Debt Securities will not be deemed terminated or discharged; (2) the Company has paid or caused to be paid all other sums payable under the Senior Indenture by the Company; (3) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel each stating that all conditions precedent therein provided relating to the satisfaction and discharge of the Senior Indenture with respect to such series have been complied with; and (4) the Company has delivered to the Trustee an opinion of counsel or a ruling of the Internal Revenue Service to the effect that such deposit and discharge will not cause the Holders of the Senior Debt Securities of such series to recognize income, gain or loss for Federal income tax purposes.

     If provision is made for the defeasance of Senior Debt Securities of a series, and if the Senior Debt Securities of such series are Registered Securities and denominated and payable only in U.S. dollars, then the provisions of the Senior Indenture relating to defeasance shall be applicable except as otherwise specified in the Prospectus Supplement for Senior Debt Securities of such series. Defeasance provisions, if any, for Senior Debt Securities denominated in a foreign currency or currencies or for Bearer Securities may be specified in the Prospectus Supplement.

     At the Company's option, either (a) the Company shall be deemed to have been Discharged (as defined below) from its obligations with respect to Senior Debt Securities of any series ("legal defeasance option") or (b) the Company shall cease to be under any obligation to comply with certain provisions of the Senior Indenture relating to mergers and consolidations of the Company, the provisions relating to limitations on liens and limitations on sale and leaseback transactions (and, if so specified, any other obligation of the Company or restrictive covenant added for the benefit of such series ("covenant defeasance option")) at any time after the applicable conditions set forth below have been satisfied: (1) the Company shall have deposited or caused to be deposited irrevocably with the Trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Senior Debt Securities of such series, (i) money in an amount, or (ii) U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (iii) a combination of (i) and (ii), sufficient, in the opinion (with respect to (ii) and (iii)) of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge each installment of principal (including any mandatory sinking fund payments) of and premium, if any, and interest on, the Outstanding Senior Debt Securities of such series on the dates such installments of interest or principal and premium are due; (2) such deposit shall not cause the Trustee with respect to the Senior Debt Securities of that series to have a conflicting interest with respect to the Senior Debt Securities of any series; (3) such deposit will not result in a breach or violation of, or constitute a default under, the Senior Indenture or any other agreement or instrument to which the Company is a party or by which it is bound; (4) if the Senior Debt Securities of such series are then listed on any national securities exchange, the Company shall have delivered to the Trustee an opinion of counsel or a letter or other document from such exchange to the effect that the Company's exercise of its legal defeasance option or the covenant defeasance option, as the case may be, would not cause such Senior Debt Securities to be delisted; (5) no Event of Default or event (including such deposit) which, with notice or lapse of time or both, would become an Event of Default with respect to the Senior Debt Securities of such series shall have occurred and be continuing on the date of such deposit and, with respect to the legal defeasance option only, no Event of Default under the provisions of the Senior Indenture relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after such date; and (6) certain other opinions, officers' certificates and other documents specified in the Senior Indenture, including an opinion of counsel or a ruling of the Internal Revenue Service to the effect that such deposit, defeasance or Discharge will not cause the Holders of the Senior Debt Securities of such series to recognize income, gain or loss for Federal income tax purposes. Notwithstanding the foregoing, if the Company exercises its covenant defeasance option and an Event of Default under the provisions of the Senior Indenture relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after the date of such deposit, the obligations of the Company referred to under the definition of covenant defeasance option with respect to such Senior Debt Securities shall be reinstated in full.

PAYMENT AND PAYING AGENTS

     If Senior Debt Securities of a series are issuable only as Registered Securities, the Company will maintain in each Place of Payment for such series an office or agency where Senior Debt Securities of that series may be presented or surrendered for payment, where Senior Debt Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Senior Debt Securities of that series and the Senior Indenture may be served.

     If Senior Debt Securities of a series are issuable as Bearer Securities, the Company will maintain or cause to be maintained (A) in the Borough of Manhattan, The City and State of New York, an office or agency where any Registered Securities of that series may be presented or surrendered for payment, where any Registered Securities of that series may be surrendered for registration of transfer, where Senior Debt Securities of that series may be surrendered for exchange or redemption and where notices and demands to or upon the Company in respect of the Senior Debt Securities of that series and the Senior Indenture may be served and where Bearer Securities of that series and related Coupons may be presented or surrendered for payment in the circumstances described in the following paragraph (and not otherwise), (B) subject to any laws or registration applicable thereto, in a Place of Payment for that series which is located outside the United States, an office or agency where Senior Debt Securities of that series and related Coupons may be presented and surrendered for payment (including payment of any additional amounts payable on Senior Debt Securities of that series, if so provided in such series); provided, however, that if the Senior Debt Securities of that series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland, the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent for the Senior Debt Securities of that series in London, Luxembourg or any other required city located outside the United States, as the case may be, so long as the Debt Securities of that series are listed on such exchange, and (C) subject to any laws or regulations applicable thereto, in a Place of Payment for that series located outside the United States, an office or agency where any Registered Securities of that series may be surrendered for registration of transfer, where Senior Debt Securities of that series may be surrendered for exchange or redemption and where notices and demands to or upon the Company in respect of the Senior Debt Securities of that series and the Senior Indenture may be served. The Company will give prompt written notice to the Trustee of the locations, and any change in the locations, of such offices or agencies. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the corporate trust office of the Trustee, except that Bearer Securities of that series and the related Coupons may be presented and surrendered for payment at the offices specified in the applicable Senior Debt Security and the Company has appointed the Trustee (or in the case of Bearer Securities may appoint such other agent as may be specified in the applicable Prospectus Supplement) as its agent to receive all presentations, surrenders, notices and demands.

     No payment of principal, premium or interest on Bearer Securities shall be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; provided, however, that, if the Senior Debt Securities of a series are denominated and payable in U.S. dollars, payment of principal of and any premium and interest on Senior Debt Securities of such series, if specified in the applicable Prospectus Supplement, shall be made at the office of the Company's Paying Agent in the Borough of Manhattan, The City and State of New York, if (but only if) payment in U.S. dollars of the full amount of such principal, premium, interest or additional amounts, as the case may be, at all offices or agencies outside the United States maintained for the purpose by the Company in accordance with the Senior Indenture is illegal or effectively precluded by exchange controls or other similar restrictions.

BOOK-ENTRY SENIOR DEBT SECURITIES

     The Senior Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement. Global Notes may be issued in either registered or bearer form and in either temporary or permanent form (each a "Global Note"). Payments of principal of (premium, if any) and interest on Senior Debt Securities represented by a Global Note will be made by the Company to the Trustee and then by the Trustee to the depositary.

     If specified in the applicable Prospectus Supplement, any Global Notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), as depositary, or such other depositary as may be specified in the applicable Prospectus Supplement. In the event that DTC acts as depositary with respect to any Global Notes, the Company anticipates that such Global Notes will be registered in the name of DTC's nominee, and that the following provisions will apply to the depositary arrangements with respect to any such Global Notes. Additional or differing terms of the depositary arrangements, if any, applicable to the Offered Securities, will be described in the accompanying Prospectus Supplement.

     So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole Holder of the Senior Debt Securities represented by such Global Note for all purposes under the Senior Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Senior Debt Securities represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Senior Debt Securities in certificated form and will not be considered the owners or Holders thereof under the Senior Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in a Global Note.

     If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Senior Debt Securities in certificated form in exchange for the Global Notes. In addition, the Company may at any time, and in its sole discretion, determine not to have any Senior Debt Securities represented by one or more Global Notes and, in such event, will issue individual Senior Debt Securities in certificated form in exchange for the relevant Global Notes. If Registered Securities of any series shall have been issued in the form of one or more Global Notes and if an Event of Default with respect to the Senior Debt Securities of such series shall have occurred and be continuing, the Company will issue individual Senior Debt Securities in certificated form in exchange for the relevant Global Notes.

     The following is based on information furnished by DTC:

     DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of the Banking Law of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of Senior Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Senior Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Senior Debt Security ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Senior Debt Securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Senior Debt Securities, except in the event that use of the book entry system for the Senior Debt Securities is discontinued.

     To facilitate subsequent transfers, the Senior Debt Securities are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Senior Debt Securities with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Senior Debt Securities; DTC records reflect only the identity of the Direct Participants to whose accounts Senior Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

     Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Senior Debt Securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Senior Debt Securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

     Principal and interest payments on the Senior Debt Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depositary with respect to the Senior Debt Securities at any time by giving reasonable notice to the Company or the Paying Agent. Under such circumstances, in the event that a successor securities depositary is not appointed, Senior Debt Security certificates are required to be printed and delivered.

     The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, Senior Debt Security certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

     Unless stated otherwise in the applicable Prospectus Supplement, the underwriters or agents with respect to a series of Senior Debt Securities issued as Global Notes will be Direct Participants in DTC.

     None of the Company, any underwriter or agent, the Trustee or any applicable Paying Agent will have the responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

THE TRUSTEE UNDER THE SENIOR INDENTURE

     Chemical Bank is one of a number of banks with which the Company maintains ordinary banking relationships. Chemical Bank currently acts as registrar, transfer agent and dividend disbursing agent for the Company. In addition, Chemical Bank currently provides cash management services to the Company.

GOVERNING LAW

     The Senior Indenture, the Senior Debt Securities and the Coupons for all purposes will be governed by and construed in accordance with the laws of the State of New York.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain defined terms used in the Senior Indenture. Reference is made to the Senior Indenture for the full definition of all such terms.

     "Attributable Debt" means, with respect to a Sale and Leaseback Transaction with respect to any Principal Property, the lesser of: (a) the fair market value of such property (as determined in good faith by the Board of Directors of the Company); or (b) the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any period for which such lease has been extended and excluding any unexercised renewal or other extension options exercisable by the lessee, and excluding amounts on account of maintenance and repairs, services, taxes and similar charges and contingent rents), discounted at the rate of interest set forth or implicit in the terms of such lease (or, if not practicable to determine such rate, the weighted average interest rate per annum borne by the Senior Debt Securities of the applicable series then Outstanding) compounded semi-annually. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the net amount determined assuming no such termination.

     "Consolidated Net Tangible Assets" at any time, means the excess over current liabilities of all assets, less goodwill, trademarks, patents, other like intangibles and the minority interests of others in Subsidiaries, of the Company and its consolidated Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, as of the end of the most recently completed accounting period of the Company for which financial information is then available.

     "Discharged" means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by, and obligations under, the Senior Debt Securities of such series and to have satisfied all the obligations under the Senior Indenture relating to the Senior Debt Securities of such series, except (i) the right of Holders of Senior Debt Securities of such series to receive, from the trust fund described under "Discharge, Legal Defeasance and Covenant Defeasance" above, payment of the principal of (and premium, if any) and interest on such Senior Debt Securities when such payments are due, (ii) the Company's obligations with respect to the Senior Debt Securities of such series under the provisions relating to exchanges, transfers and replacement of Senior Debt Securities, the maintenance of an office or agency of the Company and the defeasance trust fund, the provisions relating to compensation and reimbursement of the Trustee and (iii) the rights, powers, trusts, duties and immunities of the Trustee thereunder.

     "Funded Debt" means any indebtedness for money borrowed, created, issued, incurred, assumed or guaranteed which would, in accordance with generally accepted accounting principles, be classified as long-term debt, but in any event including all indebtedness for money borrowed, whether secured or unsecured, maturing more than one year or extendible at the option of the obligor to a date more than one year, after the date of determination thereof (excluding any amount thereof included in current liabilities).

     "Principal Property" means any parcel of real property and related fixtures or improvements owned by the Company or any Restricted Subsidiary and located in the United States, the aggregate book value of which, less accumulated depreciation, on the date of determination exceeds $5 million, other than any such real property and related fixtures or improvements which, as determined in good faith by the Board of Directors of the Company, is not of material importance to the total business conducted by the Company and its Subsidiaries, taken as a whole.

     "Restricted Subsidiary" means, with respect to the Company, any "significant subsidiary" as such term is defined in Rule 1-02(w) of Regulation S-X under the Securities Act of 1933, as amended (the "Securities Act"); provided, however, that a Subsidiary shall be considered not to be a Restricted Subsidiary if (a) it is principally engaged in the business of finance, banking, credit, leasing, insurance, investments, financial services or other similar operations, or any combination thereof; (b) it is principally engaged in financing the Company's operations outside the continental United States of America; (c) substantially all of its assets consist of the capital stock of one or more of the Subsidiaries engaged in the operations described in the preceding clause (a) or (b) or any combination thereof; (d) a majority of its voting stock shall at the time be owned directly or indirectly by one or more Subsidiaries which are not Restricted Subsidiaries; or (e) (i) it has issued and sold either
(x) equity securities with aggregate net proceeds in excess of $10,000,000 or
(y) debt securities aggregating $10,000,000 or more in principal amount, or (ii) the Company has sold equity securities of such Subsidiary with aggregate net proceeds to the Company in excess of $10,000,000; provided, however, that the securities referred to in this clause (e) were issued under a registration statement filed with the Commission pursuant to the provisions of Section 6 of the Securities Act.

     "Sale and Leaseback Transaction" means any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person; provided, however, that "Sale and Leaseback Transaction" shall not include such arrangements that were existing on the date of the Senior Indenture or at the time any person owning a Principal Property shall become a Restricted Subsidiary.

     "Subsidiary" means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation, irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency, is at the time, directly or indirectly, owned or controlled by the Company or by one or more Subsidiaries thereof, or by the Company and one or more Subsidiaries thereof.

     "U.S. Government Obligations" means securities that are (i) direct obligations of the United States for the payment of which its full faith and credit is pledged, or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case under clause (i) or (ii), are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on (or principal of) any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities in four ways: (i) directly to purchasers, (ii) through agents, (iii) through underwriters and (iv) through dealers.

     Offers to purchase Offered Securities may be solicited directly by the Company and sales thereof may be made by the Company directly to institutional investors or others. The terms of any such sales will be set forth in the accompanying Prospectus Supplement.

     Offers to purchase Offered Securities may be solicited by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent set forth, in the accompanying Prospectus Supplement. Unless otherwise indicated in the accompanying Prospectus Supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment. Agents may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     If any underwriters are utilized in the sale of the Offered Securities in respect of which this Prospectus is delivered, the Company will enter into an underwriting agreement with such underwriters at the time of sale to them and the names of the specific managing underwriter or underwriters, as well as any other underwriters and the terms of the transaction will be set forth in the accompanying Prospectus Supplement, which will be used by the underwriters to make resales of the Offered Securities in respect of which this Prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     If a dealer is utilized in the sale of the Offered Securities in respect of which this Prospectus is delivered, the Company will sell such Offered Securities to the dealer, as principal. The dealer may then resell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     Offered Securities may also be offered and sold, if so indicated in the accompanying Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with their terms, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and its compensation will be described in the accompanying Prospectus Supplement. Remarketing firms may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     If so indicated in the accompanying Prospectus Supplement, the Company will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase Offered Securities from the Company at the public offering price set forth in the accompanying Prospectus Supplement pursuant to delayed delivery contracts providing for payments and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the accompanying Prospectus Supplement, and the accompanying Prospectus Supplement will set forth the commission payable for solicitation of such offers.

     Any underwriters, agents or dealers utilized in the sale of Offered Securities will not confirm sales to accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

     The validity of the Offered Securities will be passed upon for the Company by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York, and for any underwriters by counsel as may be specified in accompanying prospectus supplements. In rendering such opinion, Simpson Thacher & Bartlett will be relying as to matters of Connecticut law upon the opinion of Richard W. Davies, Esq. As of August 1, 1995, lawyers of Simpson Thacher & Bartlett who have participated in the preparation of the Registration Statement of which this Prospectus is a part beneficially owned 1,199 shares of Class A Common Stock and 220 shares of Class B Common Stock of the Company. In addition, a member of Simpson Thacher & Bartlett serves as a director of the Company. As of August 1, 1995, Mr. Davies, General Counsel and Secretary of the Company, beneficially owned 9,275 shares of Class A Common Stock and 9,650 shares of Class B Common Stock of the Company and 8,500 shares of Class A Common Stock and 16,252 shares of Class B Common Stock of the Company obtainable within sixty days of August 1, 1995 by the exercise of stock options pursuant to the Company's 1973 Stock Option Plan for Key Employees.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1994 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.